boaz weinstein
@boazweinstein

I'm genuinely interested in everyone's thoughts. IMHO, what's stoking fear @AcaciaCap isn't our bid but the massive declines in everything from OTF, TCPC, FSK, OXLC, BPRE, the tripling of outflows for Cliffwater and Blue Owl, the frauds, the rise in bad PIK, the mis-labeling of Saas, the embellishment of what portion of the portfolios are true 1L, and a whole lot more.

Saba is bidding at a smaller discount then many public BDCs. When leverage adjusted, and less manager fees (alpha is the right word only if it follows 'negative'), and NAVs that are somewhere between wrong and very wrong, I think it's a strong bid.

If someone has a higher bid, let them show it.

> **James Lovely** @jimmyfpe · 21h
>
> Replying to @darren_unruh @LeylaKuni and @boazweinstein
>
> Holders in OTF (via merger as owners of Blue Owl Technology Finance Corp II) got shafted. Post merger OTF listed but minority shareholders locked up and still locked up substantially as price went from $17.15 to ~$11.

1:03 PM · Mar 14, 2026 · **54.1K** Views